UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Points International Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

730843208
(CUSIP Number)

Bernay Box c/o Bonanza Capital, Ltd. 2651 North Harwood Street, Suite 530 Dallas, Texas 75201 Telephone Number: (214) 303-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	730843208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bonanza Capital, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

830,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

830,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

830,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	730843208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bonanza Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

830,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

830,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

830,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	730843208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bonanza Fund Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

830,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

830,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

830,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	730843208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bernay Box

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

830,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

830,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

830,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	730843208

Item 1.	Security and Issuer.

The name of the issuer is Points International Ltd., a Canadian corporation (the "Issuer").  The address of the Issuer's principal executive offices is 171 John Street, 5th Floor, Toronto, Ontario, Canada M5T 1X3.  This Amendment No. 1 to Schedule 13D relates to the Issuer's Common Shares, no par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Bonanza Capital, Ltd., a Texas limited partnership (the "Investment Manager"), Bonanza Fund Management, Inc., a Texas corporation (the "General Partner"), Bonanza Master Fund, Ltd., a Cayman Islands company (the "Master Fund"), and Bernay Box, a citizen of the United States of America ("Mr. Box" and, together with the Investment Manager, the General Partner and the Master Fund, the "Reporting Persons").

(b)
The principal business address of the Investment Manager, the General Partner and Mr. Box is 2651 North Harwood Street, Suite 530, Dallas, Texas 75201.  The principal business address of the Master Fund is c/o J.D. Clark & Co., 2225 Washington Boulevard, Suite 300, Ogden, Utah 84401.

(c)
The Investment Manager is an investment adviser that serves as the investment manager of the Master Fund, a private investment vehicle.  The General Partner is the general partner of the Investment Manager.  Mr. Box is the President of the General Partner.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 830,009 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund.  The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $3,972,165.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons evaluate their investment in the Shares on a continual basis.
The Reporting Persons have been in contact and reserve the right to continue to be in contact with members of the Issuer's management, the members of the Issuer's board of directors (the "Board"), other significant shareholders and others regarding strategic alternatives that the Issuer could employ to increase shareholder value.  In this regard, it should be noted that Bernay Box currently serves as Chairman of the Board for the Issuer.
Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 830,009 Shares, constituting 5.3% of the Shares, based upon 15,649,085 Shares outstanding as of the date hereof.  Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 830,009 Shares.  Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 830,009 Shares.  All of the Shares beneficially owned by the Reporting Persons were acquired in open market transactions.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted in Item 4, Mr. Box currently serves as Chairman of the Board of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2015
(Date)

Bonanza Capital, Ltd.*

By: Bonanza Fund Management, Inc. Its General Partner By: /s/ Bernay Box Name: Bernay Box Title: President
Bonanza Fund Management, Inc.*

By: /s/ Bernay Box Name: Bernay Box Title: President
Bonanza Master Fund, Ltd.

By: Bonanza Capital, Ltd.
Its Investment Manager

By: Bonanza Fund Management, Inc.
The General Partner of the Investment Manager

By:  /s/ Bernay Box
Name: Bernay Box
Title: President

Bernay Box*

By:  /s/ Bernay Box

* This Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated June 3, 2015, relating to the Common Shares, no par value, of Points International Ltd. shall be filed on behalf of the undersigned.

June 3, 2015
(Date)

Bonanza Capital, Ltd.

By: Bonanza Fund Management, Inc. Its General Partner By: /s/ Bernay Box Name: Bernay Box Title: President
Bonanza Fund Management, Inc.

By: /s/ Bernay Box Name: Bernay Box Title: President
Bonanza Master Fund, Ltd.

By: Bonanza Capital, Ltd.
Its Investment Manager

By: Bonanza Fund Management, Inc.
The General Partner of the Investment Manager

By:  /s/ Bernay Box
Name: Bernay Box
Title: President

Bernay Box

By:  /s/ Bernay Box

Exhibit B

Schedule of Transactions in the Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of S hares Disposed	Price Per Share
5/27/15	Common Shares	N/A	25,000	$14.1429

5/29/15	Common Shares	N/A	6,200	$14.4653

SK 23214 0001 6641330